

Crowdfunding Offering Statement

September 2018





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Fair Isle Brewing, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Fair Isle Brewing, LLC, a Washington Limited Liability Company ("**Fair Isle**" or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $200,000 and maximum of $400,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.



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TABLE OF CONTENTS

APPENDIX A FINANCIAL STATEMENTS WITH REVIEW REPORT

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer

Offering Amount	Minimum of $200,000 and maximum of $400,000
Offering Period	Until 11:59 PM CST of **November 30, 2018** or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to the Issuer upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless the Issuer raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If the Issuer raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have



	committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If the Issuer determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	4.5% of each month's gross revenue for the first 6 months starting with the first full month in which the Issuer generates revenues; thereafter, 8.0% of each month's gross revenues
Investment Multiple	1.5x Investors will each receive in the aggregate 1.5x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage
Maturity	If the investors have not been paid in full within 54 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. The security interest is junior to the security interests provided to the lender of equipment loans for the Issuer. For more information, please see Section II – Description of Business Capitalization
Tax Considerations	The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of all investors and the Issuer.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because the Issuer was formed recently, the Issuer's operations are limited to fundraising and startup efforts and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $1,250,000. An equipment loan of $75,000 and an additional loan for a delivery van is anticipated. The Issuer has raised $486,000 from other securities offerings to date. The Issuer is seeking to crowdfund an amount between the minimum of $200,000 and maximum of $400,000 through the Offering. If the Issuer is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
"Managing Members"	2,520,000 units	2,520,000 units	70%	Management rights as set forth in the governing operation agreement of the Issuer ("**Operating Agreement**"); 18.5% sharing ratio
"Contributing Members"	180,000 units	180,000 units	5%	Certain voting rights as set forth in the Operating Agreement; 1.5% sharing ratio
"Investment Members"	900,000 units ($900,000)	386,000 units ($386,000) as of August 27, 2018	25%	Certain voting rights as set forth in the Operating Agreement; 80% sharing ratio
Convertible Note	$100,000	$100,000	0%	Automatically converts to Investment member units when $400,000 investment member units are sold

All members are holders of equity membership interests in the Issuer. The Issuer may distribute cash with the unanimous vote of Managing Members and Contributing Members. Distributions of cash to all members are as follows: first, to the payment of each member's tax on allocation of profits, in a percentage not to exceed 30% of the total allocation, second, to the members in proportion to their respective sharing ratios at the time of the distribution. Andrew Pogue and Geoffrey Barker, each have 35% voting interests in the Issuer. No other person has more than 20% in voting interests over the Issuer.



Note: All members hold equity membership interests in the Issuer, which are distinct from the Securities offered to investors through the Offering. While members may have certain voting rights under the Operating Agreement, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying Notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/23/2016 to 12/15/2019	Rule 506(b) of Regulation D	900,000 units of Investment Membership Interests ($900,000)	386,000 units ($386,000) as of August 2018	To finance the build out of the brewery
2/5/2018	Rule 506(b) of Regulation D	Convertible note	$100,000	To finance the build out of the brewery

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
Alliance Funding Group	$75,000		Monthly	36 months maximum	First lien on certain equipment In-line Packaging bottling system including: 6 head Micro Carbonated Filler, 700vs labeler, Bottle rinser and infeed and collection tables Lease to own or $1 Buyout options Personal guarantees provided
Alliance Funding Group	(anticipated)				First lien on certain equipment (Delivery van)
Convertible note holder	$100,000	7%	On election of note holder, 5 days before maturity	18 months	Automatically converts to Investment member units when $400,000 investment member units are sold

The lien granted to secure the Issuer's obligations under the NPA and the Notes are subordinate to the liens granted in favor of the equipment loans provided by Alliance Funding Group.



III. KEY PERSONS

The Issuer is managed by the two managing members, Andrew Pogue and Geoffrey Barker.

Geoffrey Barker

Co-Founder, *April 2016 - Present*

Geoffrey has spent the last 32 years honing his skills in the IT world (no, he will not help you with that weird email problem). Since starting his own consultancy (Applied Network Design) in 1998, he has worked long term engagements in large and small businesses in several industries including healthcare, venture capital, restaurants, tech startups and fire services.

In addition to this broad background, Geoffrey built a large sophisticated 1bbl, 3 vessel electric pilot brewery from scratch - closely mimicking the processes of a large commercial brewhouse. In fact, many small (nano) professional breweries start on a system this size. Fair Isle will benefit from this pilot system. It will be used to test new ideas, recipes and ingredients in small batches before committing to a full-sized batch.

Andrew Pogue

Co-Founder, *April 2016 - Present*

As an architectural photographer, Andrew understands building a business from scratch and has developed a client base in Seattle, Portland and Austin. He's seen first-hand the value of marketing, continually being relevant and delivering a product and service valued by his clients. His vision for Fair Isle is an intersection of farmhouse beers, rooted in the northwest, in an aesthetically pleasing place, with on-site sales directly to the patron; creating a destination like only a few breweries across the nation have achieved.

While living in Austin in 2008, Andrew met Jester King Brewery partners Jeffrey Stuffings and Michael Steffing --- just prior to their first brew day. He was intimately involved with the brewery from 2008-2011: designing and building their bar, assisting with brewing and bottling and inspiring/developing their recipe for Bonnie the Rare - a Berliner Weisse.


IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$200,000	$400,000
Less: Offering Expenses[2]	Up to $20,000	Up to $36,000
Net Proceeds	At least $180,000	At least 364,000
Use of Net Proceeds	All proceeds will be used to build out the brewery and tasting room	Any additional funds raised will be used to enhance our patron's experience by adding value to the tasting room's design, increasing the number of seats and purchasing additional oak barrels and foeders.

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[2] NextSeed charges a percentage of the total Offering Amount (10% if the Offering Amount is $250,000 or less and 9% if the Offering Amount is more than $250,000) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

V. FINANCIAL STATEMENTS

Current Financial Statements (Unaudited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

Pro Forma Financial Statement

To illustrate the earning potential of Fair Isle, the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the food and beverage sector, as well as the extensive working knowledge of the officers through operating their business.



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

	Year 1 (partial)	Year 2	Year 3	Year 4	Year 5
Fair Isle Sales Volume and Brewing Pace					
Sales volume in BBLs	675	1200	1450	1750	2100
Annual Sales Subtotals:					
Fair Isle Onsite Draught Sales	$ 341,496.00	$ 737,800.00	$ 764,150.00	$ 959,140.00	$ 959,140.00
Fair Isle Onsite Bottle Sales	$ 233,404.60	$ 618,422.43	$ 747,260.44	$ 819,243.48	$ 804,348.14
Fair Isle Distribution Draught Sales	$ 78,890.63	$ 118,800.00	$ 129,195.00	$ 228,593.75	$ 265,650.00
Fair Isle Distribution Bottle Sales	$ 175,053.45	$ 296,842.77	$ 484,224.76	$ 513,889.09	$ 911,594.56
Guest Onsite Draught Sales	$ 34,149.60	$ 73,780.00	$ 76,415.00	$ 95,914.00	$ 95,914.00
Guest Onsite Bottle Sales	$ 23,340.46	$ 61,842.24	$ 74,726.04	$ 81,924.35	$ 80,434.81
Merchandise	$ 8,432.00	$ 6,745.60	$ 6,986.51	$ 8,432.00	$ 8,432.00
Food Sales					
Gross Monthly Revenue	$ 149,127.79	$ 159,519.42	$ 190,246.48	$ 225,594.72	$ 260,459.46
Gross Yearly Revenue	$ 894,766.73	$ 1,914,233.04	$ 2,282,957.76	$ 2,707,136.67	$ 3,125,513.52
COG Expenses					
Cost of Merchandise	$ 7,573.97	$ 2,698.24	$ 2,794.61	$ 3,372.80	$ 3,372.80
Cost of Guest Beer Draught Sales	$ 5,835.11	$ 15,460.56	$ 18,681.51	$ 20,481.09	$ 20,108.70
Cost of Guest Beer Bottle Sales	$ 4,216.00	$ 3,372.80	$ 3,493.26	$ 4,216.00	$ 4,216.00
Cost of Fair Isle Beer in Raw Ingredients + Packaging	$ 96,395.90	$ 141,749.22	$ 169,986.42	$ 201,669.31	$ 235,258.62
Gross COG:	$ 114,020.99	$ 163,280.82	$ 194,955.79	$ 229,739.19	$ 262,956.12
Gross Monthly Profits	$ 132,457.62	$ 145,912.69	$ 174,000.16	$ 206,449.79	$ 238,546.45
Gross Yearly Profits	$ 780,745.74	$ 1,750,952.23	$ 2,088,001.97	$ 2,477,397.48	$ 2,862,557.40
Annualized Operating Expenses					
Wages & Benefits					
Total Salary	$ 300,950.00	$ 341,812.50	$ 355,321.88	$ 369,309.13	$ 383,791.51
Total Front of House Wages and Benefits:	$ 124,924.80	$ 217,987.77	$ 222,199.78	$ 224,421.78	$ 226,665.99
Total Wages & Benefits	$ 457,722.80	$ 741,300.27	$ 797,499.65	$ 815,908.69	$ 834,857.06
Variable Expenses					
Accounting + Bookkeeping + Legal	$ 2,250.00	$ 10,000.00	$ 12,000.00	$ 14,400.00	$ 17,280.00
Collab Expenses (travel etc)	$ 3,000.00	$ 13,600.00	$ 16,320.00	$ 19,584.00	$ 23,500.80
Conferences/trade organizations/Travel	$ 2,500.00	$ 10,800.00	$ 12,960.00	$ 15,552.00	$ 18,662.40
Contract Labor	$ 8,750.00	$ 30,000.00	$ 33,750.00	$ 37,968.75	$ 42,714.84
Credit Card Fees (assume 85% CC purch)	$ 14,979.23	$ 35,029.55	$ 39,025.45	$ 45,923.78	$ 45,540.79
Delivery Truck Lease	$ 3,150.00	$ 4,200.00	$ 4,200.00	$ 4,200.00	$ 4,200.00
Dues and Subscriptions	$ -	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00
Key Person Insurance	$ 6,288.00	$ 6,288.00	$ 6,288.00	$ 6,288.00	$ 6,288.00
Legal + Trademarks	$ 6,000.00	$ 3,000.00	$ 3,600.00	$ 4,320.00	$ 5,184.00
Lobbying	$ -	$ 2,000.00	$ 4,000.00	$ 4,000.00	$ 4,000.00
Marketing Collateral + Advertising (Inf/Grth)	$ 13,333.33	$ 16,000.00	$ 12,000.00	$ 12,000.00	$ 12,000.00
Meals and Entertainment	$ 1,800.00	$ 6,000.00	$ 7,200.00	$ 8,640.00	$ 10,368.00
Misc Supplies	$ 5,000.00	$ 6,000.00	$ 7,200.00	$ 8,640.00	$ 10,368.00
Office Supplies	$ 1,800.00	$ 8,712.50	$ 8,930.31	$ 9,153.57	$ 9,382.41
R&D (Pilot brews)	$ 300.00	$ 360.00	$ 432.00	$ 518.40	$ 622.08
Repair & Maintenance	$ -	$ 35,000.00	$ 39,200.00	$ 43,904.00	$ 49,172.48
Tasting Room Expendables and Supplies	$ 7,979.17	$ 10,250.00	$ 10,506.25	$ 10,768.91	$ 11,038.13
Tasting Room Music Licensing Fees	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00
Taxes	$ -	$ 37,135.00	$ 83,465.05	$ 113,239.34	$ 157,466.26
Telephone + Internet	$ 4,320.00	$ 4,320.00	$ 5,184.00	$ 6,220.80	$ 7,464.96
Utilities	$ 34,400.00	$ 39,600.00	$ 47,520.00	$ 57,024.00	$ 68,428.80
Total Variable Expenses	$ 117,849.73	$ 282,295.05	$ 357,781.06	$ 426,345.55	$ 507,681.95
Excise Tax + Permits + License					
Federal Excise Tax	$ 4,725.00	$ 8,400.00	$ 10,150.00	$ 12,250.00	$ 14,700.00
State Excise Tax	$ 3,227.85	$ 5,738.40	$ 6,933.90	$ 8,368.50	$ 10,042.20
Microbrewery + Retail License	$ -	$ 1,400.00	$ 1,400.00	$ 1,400.00	$ 1,400.00
City + State Business License	$ -	$ 200.00	$ 200.00	$ 200.00	$ 200.00
Total	$ 7,952.85	$ 15,738.40	$ 18,683.90	$ 22,218.50	$ 26,342.20
Fixed Expenses					
Rent	$ 105,813.00	$ 130,784.87	$ 134,708.41	$ 138,749.67	$ 142,912.16
NNN Expenses	$ 14,400.00	$ 14,400.00	$ 14,400.00	$ 14,400.00	$ 14,400.00
Insurance (Property + General Liability + Liqour Liability +	$ 10,800.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
Total Fixed Expenses	$ 131,013.00	$ 155,184.87	$ 159,108.41	$ 163,149.67	$ 167,312.16
Total Operating Expenses	$ 714,538.38	$ 1,194,518.59	$ 1,333,073.03	$ 1,427,622.40	$ 1,536,193.37
Net Operating Income	$ 66,207.36	$ 556,433.64	$ 754,928.94	$ 1,049,775.07	$ 1,326,364.03
NextSeed loan (1)	$ 10,066.13	$ 141,972.28	$ 182,636.62	$ 216,570.93	$ 48,754.04

(1) Assumes a NextSeed offering of $400,000. If the final offering size is less than $400,000, the total payments are expected to be lower.

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Changes in customer tastes, preferences, spending patterns and demographic trends could negatively impact the Issuer.

The Issuer will compete in the highly competitive craft beer market, as well as in the much broader non-craft or macro-beer market, both of which include larger-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales have grown from $8.8 billion in 2010 to $22.3 billion in 2015, with mid-year estimates indicating 8% growth in the first half of 2016. During the same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 12.2%, and its retail dollar share from 7.6% to 21%. In addition to competition within the craft and broader beer industry, the Issuer's products will face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers.

The Issuer will compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by distributors, who will also distribute and sell other beers and alcoholic beverage products. Many of the Issuer's competitors have substantially greater financial resources than the Issuer, and have established marketing strength and distribution networks that create a competitive advantage over the Issuer. Moreover, introduction of new products by competitors that compete directly with the Issuer's products or that diminish the importance of the Issuer's products to retailers or distributors may have a material adverse effect on the Issuer's business and results of operations.

Furthermore, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser-Busch by InBev, both of which occurred in 2008, the pending merger between Anheuser-Busch InBev and SABMiller, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by Anheuser-Busch InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. In addition, macro-brewers and other large beverage companies have increasingly turned their focus to the craft beer sector, as illustrated by recent acquisitions of craft breweries such as Elysian by Anheuser-Busch InBev, and Constellation Brands' acquisition of Ballast Point. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on the Issuer's business and results of operations.



If the Issuer's beer offerings do not match consumer preferences, its sales and results of operations may be adversely affected.

The Issuer's product strategy is premised on consumer demand for farmhouse and spontaneously fermented beers. This exclusive focus on a specific style of beer limits the breadth of the Issuer's product offerings, and excludes certain styles of beer that have traditionally been popular among craft-beer consumers, including IPAs, pale ales, lagers and pilsners. In addition, the production cycle for the Issuer's beers will be at least two to three months, and up to thirty-six months for certain barrel-aged offerings, compared to two to three week brewing cycles for more traditional styles of beer. Although recent studies show significant sales growth in the farmhouse and spontaneously fermented beer segment, and the Issuer believes that consumer interest in and demand for these products will continue to increase, if the Issuer's products do not appeal to consumer preferences, or if the Issuer is unable to maintain consistently high quality beers in a cost-efficient manner, the Issuer's overall brand image may not become successful of may be tarnished, thereby adversely impacting sales, gross margin and results of operations.

The Issuer will operate in a competitive industry and its inability to compete effectively could adversely affect its sales and results of operations.

The Issuer will compete in the highly competitive craft beer market, as well as in the much broader non-craft or macro-beer market, both of which include larger-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales have grown from $8.8 billion in 2010 to $22.3 billion in 2015, with mid-year estimates indicating 8% growth in the first half of 2016. During the same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 12.2%, and its retail dollar share from 7.6% to 21%. In addition to competition within the craft and broader beer industry, the Issuer's products will face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers.

The Issuer will compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by distributors, who will also distribute and sell other beers and alcoholic beverage products. Many of the Issuer's competitors have substantially greater financial resources than the Issuer, and have established marketing strength and distribution networks that create a competitive advantage over the Issuer. Moreover, introduction of new products by competitors that compete directly with the Issuer's products or that diminish the importance of the Issuer's products to retailers or distributors may have a material adverse effect on the Issuer's business and results of operations.

Furthermore, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser-Busch by InBev, both of which occurred in 2008, the pending merger between Anheuser-Busch InBev and SABMiller, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by Anheuser-Busch InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. In addition, macro-brewers and other large beverage companies have increasingly turned their focus to the craft beer sector, as illustrated by recent acquisitions of craft breweries such as Elysian by Anheuser-Busch InBev, and Constellation Brands' acquisition of Ballast Point. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on the Issuer's business and results of operations.



The Issuer and Managers have no operating history.

The Issuer is a new entity with no operating history. The Issuer cannot be certain that its business plan will be successful. The Issuer's likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment and ongoing operation of any company. If the Issuer fails to address any of these risks or difficulties adequately, its business will likely suffer. There is no assurance that the Issuer can operate profitably or that the Issuer will successfully implement its plans.

The Issuer will rely on key personnel, and if the Issuer is unable to attract and retain key personnel, its business could be harmed.

The Issuer's success depends largely upon the efforts, abilities, and decision-making of Andrew Pogue and Geoffrey Barker, the Issuer's strategic relationship with Jester King, and the Issuer's successful hiring and retention of any additional or other officers and managers that the Issuer plans to hire. The loss of any of the Issuer's key personnel could, to varying degrees, have an adverse effect on the Issuer's operations and business development.

The Issuer's future success also depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, particularly brewers, engineers, sales, marketing and branding personnel, and quality assurance personnel, who understand and appreciate the Issuer's culture and are able to effectively represent the Issuer's brand. The market for such positions in the Seattle area is competitive. Qualified individuals are in high demand, and the Issuer may incur significant costs to attract them. In addition, the loss of any of the Issuer's senior management or key employees or the Issuer's inability to recruit and develop key employees could materially adversely affect its ability to execute its business plan, and the Issuer may not be able to find adequate replacements. The Issuer's employees will be at-will employees, meaning that they may terminate their employment relationship with the Issuer at any time, and their knowledge of the Issuer's business and industry could be extremely difficult to replace. If the Issuer does not succeed in attracting well-qualified employees or retaining and motivating existing employees, the Issuer's business, financial condition and results of operations may be materially adversely affected.

Uncertainty of development, opening costs and future capital needs.

If proceeds raised by the Issuer are insufficient to cover the development, construction and operational costs of the buildout, or if development, construction and operating expenses significantly exceed the budget, the Issuer will have to obtain additional capital to continue the buildout.

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Issuer will be issued;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.



The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

The Issuer's operating results and cash flow may be adversely affected by unfavorable economic and financial market conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Issuer's performance and results of operations in a variety of ways, including: prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; the Issuer's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Issuer's raw and packaging materials; the credit risks of the Issuer's distributors may increase; overall beer consumption may decline; or consumers of the Issuer's beers may change their purchase preferences and frequency, which might result in sales declines.

The craft beer business is seasonal in nature, and the Issuer is likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products tend to be somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year. Seasonality may become more apparent in the Issuer's financial results, particularly if the Issuer's growth is not robust. In addition, the Issuer's sales volume may be affected by weather conditions, selling days and any general economic downturn within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during any future seasonal period in the Issuer's business, the adverse impact to the Issuer's revenues would likely be greater.

Changes in commodity prices and other operating costs or supply chain disruptions may negatively impact the Issuer.

Changes in supply, raw materials and energy costs are a part of the Issuer's business; any increase in the prices of key ingredients could adversely affect operating results. The Issuer is susceptible to increases in supply and raw materials costs as a result of factors beyond its control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, safety concerns, product recalls, labor disputes and government regulations. In addition to raw materials, the Issuer will need to purchase utilities needed to operate the brewery, and suppliers purchase gasoline needed to transport raw materials and supplies to the restaurant. Any significant increase in energy costs could adversely affect the Issuer's business through higher rates and the imposition of fuel surcharges by suppliers. The Issuer will rely on third-party distribution companies to distribute its products for off-premises consumption. Interruption of distribution services due to financial distress or other issues could impact the Issuer's operations.

The security and information systems of the Issuer are critical to the success of the business.

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

The financial projections included in the Issuer information may not be realized.



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The Issuer's projected financial results and internal rates of return are inherently subjective and may prove too optimistic or have been based on assumptions that are or may become incorrect. These projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants regarding projections or forecasts. The assumptions and estimates underlying the projections are uncertain. The assumptions and estimates used in the projections are subject to significant business, economic and competitive uncertainties, many of which are beyond the Issuer's control, as well as future business decisions that are subject to change. There are risks associated with the Issuer's assumptions, and the projections may not be realized. Actual results in the future will vary from the projections and those variations may be material. The financial projections were prepared by management without the assistance of counsel or accountants. Neither the Issuer nor the Managers makes any representations or warranties as to the accuracy or completeness of the projections.

The Issuer will operate in a competitive industry and its inability to compete effectively could adversely affect its sales and results of operations.

The Issuer will compete in the highly competitive craft beer market, as well as in the much broader non-craft or macro-beer market, both of which include larger-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales have grown from $8.8 billion in 2010 to $22.3 billion in 2015, with mid-year estimates indicating 8% growth in the first half of 2016. During the same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 12.2%, and its retail dollar share from 7.6% to 21%. In addition to competition within the craft and broader beer industry, the Issuer's products will face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers.

The Issuer will compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by distributors, who will also distribute and sell other beers and alcoholic beverage products. Many of the Issuer's competitors have substantially greater financial resources than the Issuer, and have established marketing strength and distribution networks that create a competitive advantage over the Issuer. Moreover, introduction of new products by competitors that compete directly with the Issuer's products or that diminish the importance of the Issuer's products to retailers or distributors may have a material adverse effect on the Issuer's business and results of operations.

Furthermore, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser-Busch by InBev, both of which occurred in 2008, the pending merger between Anheuser-Busch InBev and SABMiller, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by Anheuser-Busch InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. In addition, macro-brewers and other large beverage companies have increasingly turned their focus to the craft beer sector, as illustrated by recent acquisitions of craft breweries such as Elysian by Anheuser-Busch InBev, and Constellation Brands' acquisition of Ballast Point. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on the Issuer's business and results of operations.

The Issuer's gross margin may fluctuate.

The Issuer's gross margin may fluctuate in the future as a result of many factors, including without limitation: product pricing levels; levels of fixed and semi-variable operating costs; levels of production at the Issuer's brewery in relation to then existing production capacities; efficiencies in the Issuer's manufacturing processes, such as inventory loss



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rates; availability and prices of raw materials; production inputs such as energy and packaging materials; and federal and state excise taxes. The high percentage of the Issuer's fixed and semi-variable operating costs causes the Issuer's gross margin to be particularly sensitive to relatively small changes in sales volume.

The Issuer is subject to risks related to the leased location.

The Issuer is leasing its business location. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer. The Issuer is subject to penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Litigation and publicity concerning product quality, health and other issues, which can result in liabilities and also cause customers to avoid the Issuer's products, could adversely affect the Issuer's results of operations, business and financial condition.

Beverage and food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food and beverage quality, adulteration, product tampering, illness, injury or other health concerns or operating issues stemming from the handling and consumption of products, including the sale of alcohol to minors and any damages that may result therefrom. In addition, it is possible that the Issuer's employees or customers will be injured in industrial accidents at the Issuer's brewery. Under Washington's "dram shop" statute, a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcohol beverages to the apparently intoxicated person. As a result of any such litigation or complaints, the Issuer could incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result, and any liabilities may exceed the Issuer's insurance coverage limits. Further, any litigation may cause the Issuer's key employees to expend resources and time normally devoted to the operations of the Issuer's business. Adverse publicity about these claims or lawsuits may also negatively affect the Issuer, regardless of their merit, by discouraging customers from buying the Issuer's products.

The alcohol beverage industry also faces the possibility of government investigations, class action lawsuits, or other similar litigation alleging that manufacturers like the Issuer bear legal responsibility for any excessive use or abuse of alcohol beverages, including conduct that has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol beverages has significantly increased that portion of health care costs paid for by the government. Litigation or assertions of this type have adversely affected companies in the tobacco industry. It is possible, however, that the Issuer's suppliers could be named in litigation of



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this type, which could have a negative impact on their business and, in turn, could also have a significant negative impact on the Issuer's business.

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

The Issuer is subject to governmental regulations affecting breweries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate the Issuer's brewery, the Issuer will be required to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, the Washington State Liquor and Cannabis Board and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. The Issuer's tasting room and kitchen will be subject to alcohol beverage control regulations that generally require the Issuer to hold a license from the Washington State Liquor and Cannabis Board that must be renewed annually and may be revoked or suspended for cause at any time. Additionally, state and federal regulations relate to numerous aspects of daily operations of the Issuer's business, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or the Washington State Liquor and Cannabis Board to revoke its license or permit, thereby restricting the Issuer's ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. One or more regulatory authorities could determine that the Issuer has not complied with applicable licensing or permitting regulations or has not maintained the approvals necessary for the Issuer to conduct business within a jurisdiction. If licenses, permits or approvals necessary for the Issuer's brewery or tasting room and kitchen operations were unavailable or unduly delayed, or if any permits or licenses that the Issuer ultimately holds were to be revoked, or additional permits or licenses were required in the future, including as a result of expanding the Issuer's operations, the Issuer's ability to conduct business would likely be disrupted, which would have a material adverse effect on the Issuer's financial condition, results of operations and cash flows.

The Issuer also is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of


the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Washington State Liquor and Cannabis Board and related regulations may not allow an investor to invest in the Issuer.

Alcohol beverage control regulations may limit an investor's ability to hold interests in the Issuer. For example, Washington State Liquor and Cannabis Board and related regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of investors' personal information to verify their eligibility to invest in the Issuer. In the event that Washington State Liquor and Cannabis Board and regulations do not allow an investor to hold the Securities, such investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of investors are ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Any vulnerability in information technology used by the Issuer may negatively impact the Issuer's operations.

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged.

Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.



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The Issuer's intellectual property is material to conducting business.

The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

The Issuer's positions on taxes may impact the Issuer's financial position.

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters.

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

There is no guarantee of investment return.

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

The Issuer's debt service obligations may adversely affect its cash flow.

As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, in the event that the Issuer obtains an equipment loan, the lien granted to secure the Issuer's obligations under the NPA and the Notes may be subordinate to lien granted in favor of the equipment loan. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.



Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in Seattle similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.



(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.



Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Andrew Pogue, Geoffrey Barker	Managing Members	From time to time, managing members may advance the Issuer funds or incur expenses on the Company's behalf.	Short-term, due on demand, no interest.

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.


Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.


Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: www.fairislebrewing.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

Financial Statements with Review Report

FAIR ISLE BREWING, LLC

FINANCIAL STATEMENTS

December 31, 2017 and 2016

Together with
Independent Accountants' Review Report



Fair Isle Brewing, LLC
Index to Financial Statements
(Unaudited)



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
Fair Isle Brewing, LLC
Seattle, Washington

We have reviewed the accompanying financial statements of Fair Isle Brewing, LLC, which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of operations and members' equity, and of cash flows for the year ended December 31, 2017 and the period from April 20, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
August 30, 2018

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

FAIR ISLE BREWING, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016
(Unaudited)

	2017	2016
Assets		
Current assets:		
Cash	$ 241,189	$ 65,549
Total assets	$ 241,189	$ 65,549
Liabilities and Members' Equity		
Advances from related parties	$ 32,668	$ 10,056
Total liabilities	32,668	10,056
Commitments and contingencies (Note 3)	-	-
Members' equity:	208,521	55,493
Total liabilities and members' equity	$ 241,189	$ 65,549

See accompanying notes to the financial statements and independent accountants' review report.

FAIR ISLE BREWING, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM INCEPTION TO DECEMBER 31, 2016
(Unaudited)

	2017	Period from Inception to December 31, 2016
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	18,145	8,574
Sales and marketing	4,486	754
Research and development	-	179
Total operating expenses	22,631	9,507
Operating loss	(22,631)	(9,507)
Other income -		
Interest income	(659)	-
Total other income	(659)	-
Net loss	$ (21,972)	$ (9,507)
Members' equity beginning of period	55,493	-
Sale of LLC units	175,000	65,000
Members' equity end of period	$ 208,521	$ 55,493

See accompanying notes to the financial statements and independent accountants' review report.

FAIR ISLE BREWING, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND
PERIOD FROM INCEPTION TO DECEMBER 31, 2016
(Unaudited)

	2017	Period from Inception to December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (21,972)	$ (9,507)
Net cash used in operating activities	(21,972)	(9,507)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the sale of LLC units	175,000	65,000
Advances from related parties	22,612	10,056
Net cash provided by financing activities	197,612	75,056
Increase in cash and cash equivalents	175,640	65,549
Cash and cash equivalents, beginning of year	65,549	-
Cash and cash equivalents, end of year	$ 241,189	$ 65,549
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Fair Isle Brewing, LLC (the "Company") is a Washington limited liability company formed on April 20, 2016 ("Inception"). The financial statements of Fair Isle Brewing, LLC (which may be referred to as the "Company", "Fair Isle," "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fair Isle was founded in 2016 and will be located in Seattle, WA; specializing in saisons, farmhouse and American sour beers. Fair Isle is a joint venture with Seattle residents, Andrew Pogue, Geoffrey Barker and Jester King Craft Brewery of Austin, Texas.

Fair Isle will fill a neglected niche in Seattle's vibrant Craft Beer scene by entering the market as the first brewery focused one hundred percent on brewing wild farmhouse and sour beers. Our beers will be made with our unique house culture of mixed local wild yeast, commercial yeast and bacteria cultures. A majority of our beers will then be aged in barrels – allowing these cultures to develop a uniquely complex flavor profile.

Management Plans
To date, we have limited operations. We will incur significant additional pre-opening costs for the build-out of the planned brewery and testing room, as well as working capital during initial months of operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a private placement, bank equipment financing and our proposed Regulation Crowdfunding campaign. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
      Level 3 - Unobservable inputs which are supported by little or no market activity.

See the accompanying independent accountants' review report.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minim wages and employee benefit requirements, consumer tastes and trends in our product market, negative press, or competition from other breweries. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the beverage sales when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. To date, the Company has not started generating revenue.

Research and Development
We incur research and development costs during the process of researching and developing our product offerings. We expense these costs as incurred until the resulting product has been completed, tested and made ready for commercial use.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS

See Note 5 for related party equity issuances.

From time-to-time, the Company's Managing Members advance the Company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand, and carry no interest.

NOTE 5 – MEMBERS' EQUITY

The Company has authorized the issuance of 3,600,000 LLC units made up of 2,520,000 Managing Member units, 180,000 Contributing Member units, and 900,000 Investment Member units. Upon formation of the Company, the Managing Member units were issued to our two Managing Members and the Contributing Member units were issued to our one contributing member.

During 2016, the Company issued 65,000 Investment Units of which 30,000 were to a related party for $65,000 under a private placement.

During 2017, the Company issued 175,000 Investment Units of which 50,000 were to a related party for $175,000 under a private placement.

Subsequent to December 31, 2017, the Company issued an additional 246,000 Investment Member units of which 20,000 were to a related party under a private placement for $246,000.

Before the payout date, defined as the date for which each Investment Member has received distributions from the Company which, in the aggregate, equal such Investment Member's unrecovered investment, the Investment Member class shall collectively receive 80% of the allocated profits and losses in proportion to their ownership. The Managing Member class will receive 18.5% profits and losses, and the Contributing Member class shall receive 1.5%. After the payout date as described above profits and losses shall be allocated to all Members of all classes shall equal to their Members' voting ratio. Allocations are to be shared by all Members in proportion to the amount of units they hold versus the total amount of units issued by the Company.

NOTE 6 – SUBSEQUENT EVENTS

See Note 5 for subsequently issued Investor Member units.

On February 5, 2018, the Company entered into a $100,000 convertible promissory note ("convertible note"). The convertible note bears interest of 7% per annum and matures in eighteen months. In the event that the Company issues and sells its equity securities for gross proceeds to the Company of at least $400,000 (a "Qualified Financing"), then the outstanding principal and interest balance of this convertible note shall automatically convert in whole without any further action by the holder into such equity securities at a conversion price equal to the per unit price paid by the investors, and otherwise on the same terms and conditions as given to the investors. Any unpaid accrued interest on this Note shall be converted into equity securities on the same terms as the principal. In the event that a Qualified Financing is not consummated prior to the maturity date, then, at the election of the holder made at least five days prior to the maturity date, effective upon the maturity date, the holder may elect to (i) have the Company repay this note; (ii) extend the maturity date of this note; or (iii) have the outstanding principal balance and any unpaid accrued interest under this note convert into the Company's units at a conversion price equal to the quotient of $2,880,000 divided by the aggregate number of outstanding units of the Company's equity securities as of the maturity date.

On February 2, 2018, the Company entered into a brewing equipment purchase agreement totaling $171,621. The Company has made two of four payments totaling $85,811 on this equipment. The equipment is due to arrive in January 2019.

On May 17, 2018, the Company entered into a fermenting equipment purchase agreement totaling $80,536. The Company has made one of four payments totaling $20,147 on this equipment. The equipment is due to arrive in January 2019.

On June 28, 2018, the Company entered into a lease for a period of 120 months to commence on December 1, 2018. Upon execution of the lease, the Company delivered the sum of $31,744 as prepaid rent to be applied to the rent due for months one through three and delivered the sum of $10,000 to be held as a security deposit. Base monthly rent starts at $10,581 and increases up to $13,762 throughout the lease term.

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



FAIR ISLE

BREWING

